UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CIMATRON LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share	M23798107
(Title of Class of Securities)	(CUSIP Number)

Asaf Harel, Adv.
Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 52506, Israel
+972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. M23798107	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,854,566
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,854,566
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,854,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.81% (1)
14	TYPE OF REPORTING PERSON: CO

(1) Based on 9,359,897 ordinary shares of the Issuer outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

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CUSIP No. M23798107	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Barak Dotan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,854,566
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,854,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,854,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.81% (1)
14	TYPE OF REPORTING PERSON: IN

(1) Based on 9,359,897 ordinary shares of the Issuer outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

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CUSIP No. M23798107	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,854,566
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,854,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,854,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.81% (1)
14	TYPE OF REPORTING PERSON: IN

(1) Based on 9,359,897 ordinary shares of the Issuer outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

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Item 1. Security And Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons identified in Item 2 below on May 22, 2008 (the “Statement”) is being filed to report the sale by the Reporting Entity (as defined in Item 2 below) of an aggregate of 2,411,384 Ordinary Shares, par value NIS 0.10 each, of Cimatron Ltd., an Israeli company (“Cimatron” or the “Issuer”)). The issuer to which this Amendment relates is Cimatron. Its principal executive offices are located at 11 Gush Etzion Street, Givat Shmuel, Israel. This Amendment relates to Cimatron’s Ordinary Shares, NIS 0.10 par value per share (the “Ordinary Shares”).

The sale of the initial 288,652 Ordinary Shares (the “Initial Shares”) by the Reporting Entity that is reported in this Amendment was conducted pursuant to market transactions effected in September 2011 (1,075 Ordinary Shares), February 2013 (88,277 Ordinary Shares) and March 2013 (199,300 Ordinary Shares).  The sale of the remaining 2,122,732 Ordinary Shares by the Reporting Entity that is reported in this Amendment was effected pursuant to an Underwriting Agreement, dated March 21, 2013 (the “Underwriting Agreement”), with Roth Capital Partners, LLC, as sole underwriter (the “Underwriter”). Pursuant to the Underwriting Agreement, the Reporting Entity offered for sale 1,845,854 Ordinary Shares (the “Offering Shares”) and granted the Underwriter an option, exercisable within 30 days, to purchase up to an additional 276,878 Ordinary Shares (the “Over-Allotment Shares”) from the Reporting Entity to cover over-allotments. The closing of the offering of the Offering Shares and the Over-Allotment Shares occurred on March 26, 2013 and April 1, 2013, respectively.  The sale of the Initial Shares by the Reporting Entity reduced the Reporting Persons' beneficial ownership from 4,265,950 Ordinary Shares to 3,977,298 Offering Shares.  The sale of the Offering Shares and Over-Allotment Shares by the Reporting Entity together reduced the Reporting Persons' beneficial ownership from 3,977,298 Ordinary Shares to 1,854,566 Ordinary Shares

Except as set forth in this Amendment, all information included in the Statement is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Statement.

Item 2. Identity and Background

(a) This Amendment is being filed by DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), and by Barak Dotan and Yossi Ben Shalom (collectively with DBSI, the “Reporting Persons”). DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

The required disclosures for paragraphs (b) through (f) of Item 2 of this Amendment are incorporated by reference to the information set forth in the corresponding paragraphs of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

There were no funds required for the Reporting Persons for the Reporting Entity's sale of Ordinary Shares reported in this Amendment.

Item 4. Purpose of Transaction.

DBSI has acquired securities of Cimatron for investment purposes. DBSI intends to continue to review its investment in Cimatron and may, based on such review as well as other factors (including, among other things, its evaluation of Cimatron’s business, prospects and financial condition, amounts and prices of available securities of Cimatron, the market for Cimatron’s securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Cimatron or sell securities of Cimatron, on the open market or in privately negotiated transactions. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Cimatron purchased by it.

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Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

All percentage of class reflected in this Amendment is based on 9,359,897 Ordinary Shares outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

(a)-(b) DBSI is the beneficial owner of 1,854,566 Ordinary Shares of the Issuer, constituting 19.81% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 1,854,566 Ordinary Shares of the Issuer. DBSI holds the sole right to vote and dispose of 1,854,566 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

 (c) Except for the transactions described in Item 1 of this Amendment, the Reporting Persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.
Item 6.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1
Underwriting Agreement, dated March 21, 2013, by and among Cimatron Ltd., Roth Capital Partners, LLC, as sole underwriter, D.B.S.I. Investments Ltd. and William F. Gibbs (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer on March 22, 2013)

99.2	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

BARAK DOTAN

/s/ Barak Dotan
Barak Dotan

YOSSI BEN SHALOM

/s/ Yossi Ben Shalom
Yossi Ben Shalom

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